China Valves Technology, Inc.
21F Kineer Plaza
226 Jinshui Road
Zhengzhou, Henan Province
People’s Republic of China 450008

August 1, 2011

By EDGAR Transmission

Lisa Etherege
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Valves Technology, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011
File No. 1-34542

Dear Ms. Etherege:

On behalf of China Valves Technology, Inc. (the “Company”), I hereby confirm that the Company received the comments of the staff of the Securities and Exchange Commission dated July 15, 2011. The Company and its auditors have been discussing the comments. The Company is working on responding to the comments and expects to submit the response on August 4, 2011.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Ali Panjwani of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (212) 858-1212.

Sincerely,

China Valves Technology, Inc.

By: /s/ Jianbao Wang
            Jianbao Wang
            Chief Executive Officer